Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
61352 Bad Homburg
Germany

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

January 4, 2011

Fresenius Medical Care acquires dialysis service

business from Euromedic

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (the “Company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced the signing of a purchase agreement to acquire International Dialysis Centers (“IDC”), Euromedic International’s (“Euromedic”) dialysis service business. Euromedic has decided to prioritize its investments in the diagnostics and cancer treatment fields. Fresenius Medical Care is taking advantage of this opportunity to expand its activities in the dialysis care market, especially in Eastern Europe where IDC is the market leader.

The transaction remains subject to necessary regulatory approvals by the relevant anti-trust authorities and is expected to close in the first half of 2011. On completion, the acquired operations will add approximately $180 million in annual revenue and are expected to be accretive to earnings in the first year after closing of the transaction. The purchase price will be $485 million. The transaction will be financed initially from cash flow from operations and available borrowing capacity. After closing, Fresenius Medical Care expects to refinance the acquisition on a long-term basis.

Fresenius Medical Care AG & Co. KGaA, January 4, 2011

1 of 2

IDC currently treats over 8,200 hemodialysis patients predominantly in Central and Eastern Europe and operates a total of 70 clinics in nine countries. Fresenius Medical Care, the world leader in renal therapy, currently serves more than 210,000 patients globally and more than 17,000 patients in Eastern Europe.

Ben Lipps, chief executive officer of Fresenius Medical Care, said: “Eastern Europe is a key component of our overall growth strategy, and we are convinced that Euromedic’s clinic network will be an excellent fit with those of Fresenius Medical Care. Bringing together the experienced teams of both companies and our focus on high-quality patient care will give us a unique opportunity to meet the growing needs of the public sector in these fast-growing markets.”

Richard di Benedetto, chief executive officer of Euromedic, said: "We are very proud of what we have built up in the dialysis services space. We strongly believe that Fresenius Medical Care will be an excellent home for IDC and will enable IDC to build on its current strength across Eastern Europe and to continue its long standing track record of success.”

***************

Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1.89 million individuals worldwide. Through its network of 2,716 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 210,191 patients around the globe. Fresenius Medical Care also is the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P). For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, January 4, 2011

2 of 2